Exhibit 99.1

Vipshop Investing in a Private Equity Fund

GUANGZHOU, China, March 30, 2018 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced that the Company has entered into definitive agreements and committed to invest up to $250 million into a private equity fund with consumer goods and supply chain as one of its key investment areas. The closing of this investment will be subject to regulatory approval and customary conditions.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

Investor Relations Contact

Vipshop Holdings Limited

Jessie Fan

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com